FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F ___	Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ___	No _X_

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended September 30, 2002; and Report to bondholders (Management Discussion and Analysis for the quarter ended September 30, 2002).

Unaudited financial information

Form 6-K

for the quarter ended

September 30, 2002

October 22, 2002

HIGHLIGHTS

FINANCIAL DATA

	Nine months ended
	September 30, 2002	September 30, 2001
(in thousands of Canadian dollars)		(restated)

INCOME STATEMENT

Gross revenue	$121,162	$126,440

Operating income before depreciation and amortization	$42,679	$51,921

Net income (net loss)	$13,712	$(71)

CASH FLOWS

Cash flows from operating activities	$37,895	$22,498

Capital expenditures	$10,124	$16,888

SUBSCRIBERS

	As at September 30, 2002	As at September 30, 2001

Basic services	428,598	450,656

Extended basic tier services	343,599	365,094

Pay-television services	37,807	35,729

Digital television services	33,615	19,014

REPORT TO BONDHOLDERS

Consolidated gross revenue for the three-month period ended September 30, 2002 was $39,550,000 compared to $42,127,000 in the corresponding quarter of 2001. For nine-month period ended September 30, 2002, operating revenue amounted to $ 121,162,000 compared to $ 126,440,000 for the same period last year. The decrease in the third quarter and nine-month period result mainly from the loss of 22 058 basic services subscribers from Q3-2001 to Q3-2002 and to special rebates to customers affected by temporary interruption of service due to the labor dispute since May 8, 2002.

Net income for the third quarter ended September 30, 2002 was $299,000 as compared to a net loss of $7,641,000 in the same quarter of 2001. The Company recorded a net income of $13,712,000 during the nine-month period ended September 30, 2002 compared to a net loss of $71,000 in the same period of 2001. The improvement in earnings resulted mainly from lower interest on long-term debt, favourable exchange gain or loss when compared with last year periods. Lower revenues and increases in direct costs offset part of those savings.

Gross profit margins for the nine-month period ended September 30 fell to 70.0 % from 72.3%, a decrease of 2.3%. This reduction is mainly due to the increase in the monthly programming fees for certain suppliers, to the reduction of the number of subscribers, largely attributable to fierce competition from direct broadcast satellites (DBS) and to special rebates compensating service interruption during the labour strike.

Operating and administrative expenses increased to $ 42,074,000 from $ 39,547,000, up $ 2,527,000 or 6.4 % due to the cost of aggressive advertising campaigns focusing on the advantages of digital services features, as well as to the cost of maintaining the company operations since the beginning of the labour strike on May 8, 2002. The Company obtained a reimbursement of network municipal real estate taxes from previous years of $ 2,100,000.

Operating income before depreciation and amortization totalled $ 42,679,000 compared to $ 51,921,000 in 2001, a decrease of 17.8 % due to the combined effect of the decrease of revenue and the increase of operating and administrative expenses.

Depreciation and amortization totalled $ 14,674,000 compared to $ 15,135,000 in 2001, a decrease of 3.0%. This reduction is mainly due to the reduction in deferred charges and fixed assets spending in 2002.

Financial expenses decreased to $ 8,265,000 compared to $ 20,630,000 for the similar period of last year. The change in interests expense is due to a reduction in long term debt and to the $ 230,000,000 repayment of advances to the parent company in August 2001.

In November 2001, the Canadian Institute of Chartered Accountants (CICA) introduced a change in accounting rules (Handbook section 1650) recommending to expense the exchange gain or losses on US dollar denominated debt in net income starting January 2002 with retroactive restatement for comparative figures. As a result of this accounting change, the Company reported an exchange gain of $902,000 for the nine-month period ended in September 2002 compared to an exchange loss of $ 5,268,000 for the same period in 2001 restated financial statements.

On February 8, 2002, the Company sold to an affiliated company all its rights and obligations in its internal wire for a total consideration of $ 6,820,000 which represents its fair market value. Since this transaction occurred between companies under common control, the excess of fair value over the carrying value of the assets sold has been credited to deficit.

At the end of the third quarter of 2002, the Company had 428,598 subscribers to its basic services, 343,599 of which had opted for extended basic tier services, 37,807 for pay-television services and 33,615 for digital television services.

Yvan Gingras
Senior Vice-President Finance and Administration
CF CABLE TV INC.
October 22, 2002

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the three-month periods ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Operating revenue	$39,550	$42,127

Direct costs	12,103	11,598

	27,447	30,529

Operating and administrative expenses	12,732	12,926

Operating income before depreciation and amortization	14,715	17,603

Depreciation	4,914	5,611

Operating income	9,801	11,992

Financial expenses	4,744	7,006
Exchange (gain) loss on US denominated long-term debt (note 1 a))	5,368	10,115
Net premium, write-off of financing costs and charges (gains)
upon early redemption of long-term debt	—	(510)

	10,112	16,611

	(311)	(4,619)

Income taxes
Current	171	118
Future	(751)	1,722

	(580)	1,840

	269	(6,459)

Share in the results of a company subject to significant influence	30	59
Non-controlling interest in a subsidiary	—	(13)

Income before amortization of goodwill	299	(6,413)

Amortization of goodwill (note 1 b))	—	1,228

Net income	$299	$(7,641)

4

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month periods ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Operating revenue	$121,162	$126,440

Direct costs	36,409	34,972

	84,753	91,468

Operating and administrative expenses	42,074	39,547

Operating income before depreciation and amortization	42,679	51,921

Depreciation	14,674	15,135

Operating income	28,005	36,786

Financial expenses	8,265	20,630
Exchange (gain) loss on US denominated long-term debt (note 1 a))	(902)	5,268
Net premium, write-off of financing costs and charges (gains)
upon early redemption of long-term debt	—	1,566

	7,363	27,464

	20,642	9,322

Income taxes
Current	514	547
Future	6,432	5,313

	6,946	5,860

	13,696	3,462

Share in the results of a company subject to significant influence	104	164
Non-controlling interest in a subsidiary	(88)	(13)

Income before amortization of goodwill	13,712	3,613

Amortization of goodwill (note 1 b))	—	3,684

Net income	$13,712	$(71)

5

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF DEFICIT

	For the nine-month periods ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Balance at beginning	$(45,038)	$(51,895)

Cumulative effect of accounting changes (note 1 a))	(8,480)	(3,176)

Balance at beginning restated	(53,518)	(55,071)

Net income	13,712	(71)

Excess of the fair value over the carrying value
of the assets sold to an affiliated company (note 2)	1,861	—

Balance at end	$(37,945)	$(55,142)

6

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

	For the three-month periods ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Cash flows from operating activities

Net income	$299	$(7,641)
Adjustments for the following items:
Amortization of fixed assets	4,813	4,809
Amortization of deferred charges	101	802
Amortization of goodwill	—	1,228
Amortization of financing expenses	67	66
Future income taxes	(751)	1,722
Share in the results of a company subject to significant influence	(30)	(59)
Exchange (gain) loss on US denominated long-term debt	5,368	10,115
Net premium, write-off of financing costs and charges
upon early redemption of long-term debt	—	(510)
Other items	(7)	(313)

Cash flows from operations	9,860	10,219
Net change in non-cash operating items:
Accounts receivable	32	296
Current income taxes	161	39
Prepaid expenses and other current assets	(110)	386
Accounts payable and accrued liabilities	1,250	(3,189)
Receivable (payable) from (to) affiliated companies	(1,153)	(864)
Deferred revenue and prepaid services	(466)	(220)

	(286)	(3,552)

Cash flows from operating activities	9,574	6,667

Cash flows from investing activities
Acquisition of fixed assets	(3,353)	(4,954)
Net change in deferred charges	—	(772)
Proceeds on disposal of fixed assets	15	—
Deferred charges transferred to affiliated companies	—	(2,030)

Cash flows from investing activities	(3,338)	(7,756)

Cash flows from financing activities
Repayment of long-term debt	(7)	(6)
Net premium on early redemption of long-term debt	—	—
Advances to parent company	(5,852)	(228,582)
Issuance of shares	—	230,000
Proceeds on disposal of preferred shares of an affiliated company (note 2)	—	—
Acquisition of non-controlling interest (note 10)	—	(600)
Others	—	(13)

Cash flows from financing activities	(5,859)	799

Net change in cash and cash equivalents	377	(290)
Cash and cash equivalents at beginning	(563)	(637)

Cash and cash equivalents at end	$(186)	$(927)

Cash and cash equivalents are comprised of:
Cash	$3	$156
Issued and outstanding cheques	(189)	(1,083)

	$(186)	$(927)

7

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

	For the nine-month periods ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Cash flows from operating activities
Net income	$13,712	$(71)
Adjustments for the following items:
Amortization of fixed assets	14,295	14,258
Amortization of deferred charges	379	877
Amortization of goodwill	—	3,684
Amortization of financing expenses	200	208
Future income taxes	6,432	5,313
Share in the results of a company subject to significant influence	(104)	(164)
Exchange (gain) loss on US denominated long-term debt	(902)	5,268
Net premium, write-off of financing costs and charges
upon early redemption of long-term debt	—	1,566
Other items	47	(898)

Cash flows from operations	34,059	30,041
Net change in non-cash operating items:
Accounts receivable	456	74
Current income taxes	230	(171)
Prepaid expenses and other current assets	288	36
Accounts payable and accrued liabilities	6,105	(4,267)
Receivable (payable) from (to) affiliated companies	(1,655)	(2,257)
Deferred revenue and prepaid services	(1,588)	(958)

	3,836	(7,543)

Cash flows from operating activities	37,895	22,498

Cash flows from investing activities
Acquisition of fixed assets	(10,324)	(16,109)
Net change in deferred charges	—	(780)
Proceeds on disposal of fixed assets	200	1
Deferred charges transferred to affiliated companies	29	(2,030)

Cash flows from investing activities	(10,095)	(18,918)

Cash flows from financing activities
Repayment of long-term debt	(3,404)	(26,363)
Net premium on early redemption of long- term debt	—	(263)
Advances to parent company	(30,601)	(206,244)
Issuance of shares	—	230,000
Proceeds on disposal of preferred shares of an affiliated company (note 2)	6,820	—
Acquisition of non-controlling interest (note 10)	(800)	(600)
Others	(32)	(13)

Cash flows from financing activities	(28,017)	(3,483)

Net change in cash and cash equivalents	(217)	97
Cash and cash equivalents at beginning	31	(1,024)

Cash and cash equivalents at end	$(186)	$(927)

Cash and cash equivalents are comprised of:
Cash	$3	$156
Issued and outstanding cheques	(189)	(1,083)

	$(186)	$(927)

8

CF CABLE TV Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)	September 30, 2002	September 30, 2001

		(restated)

Assets

Current assets
Cash	$3	$191
Amounts receivable from affiliated companies (note 3)	47,827	12,077
Advance receivable from parent company	733	4,300
Prepaid expenses and other current assets	299	1,043
Income taxes receivable	140	370

	49,002	17,981

Fixed assets (note 4)	185,564	194,670
Goodwill	167,892	167,892
Investments	316	212
Deferred charges (note 5)	5,400	6,047
Future income tax assets	610	3,807

	$408,784	$390,609

Liabilities and Shareholder’s Equity

Current liabilities
Issued and outstanding cheques	$189	$160
Accounts payable and accrued liabilities (note 6)	23,816	17,711
Amounts payable to affiliated companies (note 7)	841	914
Deferred revenue and prepaid services	20,917	22,505

	45,763	41,290

Long-term debt (note 8)	120,022	124,328
Due to parent company (note 9)	25,969	25,969
Future income tax liabilities	18,875	15,640
Non-controlling interest in a subsidiary (note 10)	1,100	1,900

	211,729	209,127

Shareholders’ equity
Share capital	235,000	235,000
Deficit	(37,945)	(53,518)

	197,055	181,482

	$408,784	$390,609

9

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month periods ended September 30, 2002 (unaudited)

1.	Significant Accounting Principles

a)	Foreign currency translation

In November 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 1650, foreign currency translation, which eliminates the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities, and require the disclosure of exchange gains and losses included in net income. The Company applied the new recommendations of section 1650 retroactively. The cumulative effect of this accounting change is reported as a restatement which increased opening balance of deficit for the year ended December 31, 2001 by $ 3,176,000.

b)	Business combinations

In 2001, the Accounting Standards Board of the CICA issued new accounting standards for business combinations and for goodwill and intangible assets. The new standards recommend that the goodwill acquired in a business combination completed on or after July 1st, 2001, should not be amortized. The Company applied the new recommendation as of January 1st, 2002.

The Company periodically reviews the net recoverable amount of its goodwill to determine its long-term recovery, using the undiscounted future cash flow method. Any impairment of the carrying value of the goodwill is charged to income.

2.	Sale of assets

On February 8, 2002, the Company sold to an affiliated company, Câblage QMI Inc., all its rights and obligations in its internal wire for a total consideration of $ 6,820,000 which represent its fair value. As consideration, the Company received 6,820 preferred shares of Câblage QMI Inc. capital in the amount of $ 6,820,000. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $ 1,861,000, has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.

3.	Amounts receivable from affiliated companies:

	September 30, 2002	December 31, 2001

	(in thousands of dollars) (restated)

Vidéotron ltée	$47,127	$11,797
Vidéotron (1998) ltée	700	280

	$47,827	$12,077

10

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month periods ended September 30, 2002 (unaudited)

4.	Fixed assets:

September 30, 2002

	Cost	Accumulated depreciation	Net book value

(in thousands of dollars)

Receiving and distribution networks	$315,415	$136,093	$179,322
Furniture and equipment	19,270	16,957	2,313
Buildings	4,767	1,576	3,191
Land	738	—	738

	$340,190	$154,626	$185,564

December 31, 2001

	Cost	Accumulated depreciation	Net book value

(in thousands of dollars) (restated)

Receiving and distribution networks	$320,196	$132,646	$187,550
Furniture and equipment	19,407	16,449	2,958
Buildings	4,827	1,468	3,359
Land	803	—	803

	$345,233	$150,563	$194,670

5.	Deferred charges:

	September 30, 2002	December 31, 2001

(in thousands of dollars) (restated)
Long-term financing	$1,238	$1,471
Development and pre-operating costs	793	1,207
Employee future benefit costs	3,369	3,369

	$5,400	$6,047

11

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month periods ended September 30, 2002 (unaudited)

6.	Accounts payable and accrued liabilities:

	September 30, 2002	December 31, 2001

(in thousands of dollars) (restated)

Expenses and accounts payable	$1,920	$3,421
Salaries and fringe benefits	331	127
Holidays and sick days	207	247
GST and PST	1,156	1,511
Municipal real estate tax	1,784	770
Licence fees	12,159	5,153
CRTC licence fees	2,611	990
Programming funds	1,286	387
Interest	2,362	5,105

	$23,816	$17,711

7.	Amounts payable to affiliated companies:

	September 30, 2002	December 31, 2001

(in thousands of dollars) (restated)

Le Groupe Vidéotron Ltée	$25	$550
Vidéotron Télécom ltée	136	159
Quebecor Inc.	—	2
Quebecor Media Inc.	4	—
Groupe TVA Inc.	264	148
Câblage QMI Inc.	358	—
Vidéotron TVN Inc.	54	55

	$841	$914

12

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month periods ended September 30, 2002 (unaudited)

8.	Long-term debt:

	September 30, 2002	December 31, 2001

(in thousands of dollars) (restated)

Senior Secured First Priority Notes at 9.125 % interest rate (a)	$119,992	$124,278
Mortgage (b)	30	50

	$120,022	$124,328

(a)	Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US $ 75,600,000 (2001- US $ 77,800,000) bearing interest at the rate of 9.125%, maturing in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. In May 2002, the Company repurchased US $ 2,200,000 of these Notes. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries.

(b)	Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

9.	Due to parent company:

	September 30, 2002	December 31, 2001

(in thousands of dollars) (restated)

Inter-company Deeply Subordinated Debt	$25,969	$25,969

The repayment of the inter-company subordinated debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007, as mentioned in note 8.

13

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month periods ended September 30, 2002 (unaudited)

10.	Non-controlling interest:

On March 5, 2002, the Company repurchased 80 000 shares of category A detained by the non-controlling partner in a subsidiary for a cash consideration of $ 800,000. In addition, the Company paid all cumulative dividends unpaid on those 80 000 shares from January to December 2001 representing a total of $ 32,865.

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

/s/ Claudine Tremblay
————————————
By:     Claudine Tremblay
           Assistant Secretary

Date:  November 28, 2002